Mail Stop 4561
via fax (305) 531-1274

January 2, 2009

Russell Smith, III
Chief Executive Officer
Ensurapet, Inc.
540 West Golden Circle
Suite 304
Santa Ana, CA 92705

   Re: **Ensurapet, Inc.**
      Form 10-K and Forms 10-K/A for the Year Ended December 31, 2007
      Filed on April 24, 2008 and April 25, 2008, October 30, 2008 and December
      18, 2008, respectively
      File No. 000-52279

Dear Mr. Smith:

   We have reviewed your response letter dated December 18, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 15, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 4. Evaluation of Disclosure Controls and Procedures, page 18

1.   We note from your disclosures on page 18 that the Company's CEO and CFO
    concluded that your internal controls over financial reporting were effective as of
    <u>September 30, 2008</u>. Please note that management's annual assessment of the
    effectiveness of the Company's internal controls over financial reporting should be
    performed as of the end of the Company's most recent fiscal year. Please revise to

confirm that the Company's CEO and CFO concluded that your internal controls over financial reporting were effective as of December 31, 2007.

2.   Also, please note that Item 4T of Form 10-Q only requires a registrant to furnish information pursuant to Item 307 and 308T(b) of Regulation S-K on a quarterly basis. In this regard, we note that the Company's Forms 10-Q for fiscal 2008 include the information required by Item 308T(a) of Regulation S-K. Considering you are not required to perform an assessment over the effectiveness of the Company's internal controls over financial reporting on a quarterly basis, you should refrain from including such disclosures in your future Forms 10-Q and instead include only the information required by Item 307 with regards to disclosure controls and procedures and Item 308T(b) with regards to changes in internal control over financial reporting.

General

3.   W note that your most recent Form 10-K/A was filed on December 18, 2008 while the officers' certifications and the auditors' consent were dated December 19, 2008. Please ensure that the next Form 10-K/A includes certifications and consents that are dated before the filing date.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3348 or me at (202) 551-3499 if you have any questions regarding the above comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief